UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number: 001-31557

CAPITAL ALLIANCE GROUP INC.
(Translation of registrant's name into English)

Suite 1200, 777 West Broadway
Vancouver, BC Canada V5Z 4J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]    No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

On July 17, 2007, Capital Alliance Group Inc. (“the Company”) issued a press release announcing that CIBT School of Business & Technology Corp., a subsidiary of the Company, opens an additional campus in East Beijing.

A copy of the press release is attached as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Capital Alliance Group Inc.
(Registrant)

Date: July 18, 2007	By:	/s/ Toby Chu
Toby Chu
President and Chief Executive Officer

EXHIBITS

Number	Description of Exhibit

99.1	Press Release dated July 17, 2007, announcing that CIBT Opens Additional Campus in East Beijing